Exhibit 99.1

 Opening doors to the future®

Press Release

DENVER, CO – July 26, 2023   Contact: Trent Trujillo
                                                                  Email: ttrujillo@udr.com

UDR ANNOUNCES SECOND QUARTER 2023 RESULTS
AND UPDATES FULL-YEAR 2023 GUIDANCE

UDR, Inc. (the "Company") (NYSE: UDR), announced today its second quarter 2023 results. Net Income, Funds from Operations ("FFO"), FFO as Adjusted ("FFOA"), and Adjusted FFO ("AFFO") per diluted share for the quarter ended June 30, 2023 are detailed below.

Metric	Quarter Ended June 30				
	2Q 2023 Actual	**2Q 2023 Guidance**	**2Q 2022 Actual**	**$ Change vs. Prior Year Period**	**% Change vs. Prior Year Period**
Net Income per diluted share	$1.05	$0.11 to $0.13	$0.01	$1.04	10,400%
FFO per diluted share	$0.63	$0.60 to $0.62	$0.52	$0.11	21%
FFOA per diluted share	$0.61	$0.60 to $0.62	$0.57	$0.04	7%
AFFO per diluted share	$0.55	$0.54 to $0.56	$0.52	$0.03	6%

- Same-Store ("SS") results for the second quarter 2023 versus the second quarter 2022 and the first quarter 2023 are summarized below.

SS Growth / (Decline)	Concessions reflected on a **straight-line basis**:		Concessions reflected on a **cash basis**:	
	Year-Over-Year ("YOY"): 2Q 2023 vs. 2Q 2022	**Sequential: 2Q 2023 vs. 1Q 2023**	**YOY: 2Q 2023 vs. 2Q 2022**	**Sequential: 2Q 2023 vs. 1Q 2023**
Revenue	7.6%	1.1%	6.9%	1.2%
Expense	7.4%	2.6%	7.4%	2.6%
Net Operating Income ("NOI")	7.7%	0.5%	6.7%	0.6%

- During the second quarter,
  - As previously announced, the Company closed a $507.2 million joint venture with LaSalle Investment Management on behalf of an institutional client, retaining a 51 percent ownership in the four communities contributed as a seed portfolio.
  - The Company achieved stabilization at Cirrus, a $101.9 million, 292-home apartment community developed in Denver, CO.
  - The Company funded a total of $38.8 million to pay down and extend the maturity dates of the senior construction loans affiliated with three DCP investments. The funded amounts will earn a projected initial contractual weighted average return rate of 9.4 percent.
- Subsequent to quarter-end, the Company entered into an agreement to acquire six communities totaling 1,753 apartment homes valued at approximately $401.9 million.

"The nation's employment situation remains resilient, wage growth is strong, and relative affordability versus other forms of housing continues to favor apartments," said Tom Toomey, UDR's Chairman and CEO. "Combining this demand backdrop with UDR's history of prudent capital allocation and operating margin expansion through the adoption of innovative technologies positions our Company well for continued growth. Specifically, implied in our full-year 2023 guidance is an expectation for FFOA per share to accelerate in the second half of the year, driven by improving blended lease rate growth, better bad debt trends, higher other income from initiatives, and incremental NOI from the lease-up of recently developed communities."

Outlook[1]

As shown in the table below, the Company has established guidance ranges for the third quarter 2023 and has updated its prior full-year 2023 Net Income per share, FFO per share, FFOA per share, AFFO per share, and same-store growth guidance ranges.

	3Q 2023 Outlook	2Q 2023 Actual	Prior Full-Year 2023 Outlook	Updated Full-Year 2023 Outlook	Full-Year 2023 Midpoint (change)
Net Income per diluted share	$0.13 to $0.15	$1.05	$0.47 to $0.55	$1.35 to $1.39	$1.37 (+$0.86)
FFO per diluted share	$0.62 to $0.64	$0.63	$2.44 to $2.52	$2.48 to $2.52	$2.50 (+$0.02)
FFOA per diluted share	$0.62 to $0.64	$0.61	$2.45 to $2.53	$2.47 to $2.51	$2.49 (unch)
AFFO per diluted share	$0.56 to $0.58	$0.55	$2.22 to $2.30	$2.24 to $2.28	$2.26 (unch)
YOY Growth: concessions reflected on a straight-line basis:					
SS Revenue	N/A	7.6%	5.75% to 7.75%	6.25% to 7.25%	6.75% (unch)
SS Expense	N/A	7.4%	4.0% to 5.5%	4.0% to 5.5%	4.75% (unch)
SS NOI	N/A	7.7%	6.25% to 8.75%	6.75% to 8.25%	7.50% (unch)
YOY Growth: concessions reflected on a cash basis:					
SS Revenue	N/A	6.9%	5.5% to 7.5%	6.0% to 7.0%	6.50% (unch)
SS NOI	N/A	6.7%	6.0% to 8.5%	6.5% to 8.0%	7.25% (unch)

[1] Additional assumptions for the Company's third quarter and full-year 2023 outlook can be found on Attachment 14 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of FFO per share, FFOA per share, and AFFO per share to GAAP Net Income per share can be found on Attachment 15(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 15(A) through 15(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement.

Second Quarter 2023 Results and Preliminary Third Quarter 2023 Same-Store Revenue Growth Expectations

In the second quarter, total revenue increased by $35.4 million YOY, or 9.6 percent, to $404.5 million. This increase was primarily attributable to growth in revenue from Same-Store communities and past accretive external growth investments.

"Healthy demand for UDR apartment homes enabled us to achieve 1.1 percent sequential same-store revenue growth on a straight-line basis in the second quarter," said Mike Lacy, UDR's Senior Vice President of Operations. "Resident financial health remains strong, traffic is high, and sequential market rent growth is above historical norms. When combined with growth in other income from our various initiatives, sequential same-store revenue growth should be 2 percent to 2.5 percent in the third quarter, which compares favorably to the pre-COVID average of approximately 1 percent, and in-line with our original expectations."

For the second quarter 2023, the Company's accounts receivable balance, net of its reserve, was $8.3 million, including its share from unconsolidated joint ventures. This is a decrease of $2.5 million versus the Company's accounts receivable balance, net of its reserve, of $10.8 million as of the end of the first quarter 2023.

In the tables below, the Company has presented YOY, sequential, and year-to-date ("YTD") Same-Store results by region, with concessions accounted for on both cash and straight-line bases.

Summary of Same-Store Results in Second Quarter 2023 versus Second Quarter 2022

Region	Revenue Growth	Expense Growth	NOI Growth	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	4.7%	9.7%	3.1%	30.9%	96.4%	(0.3)%
Mid-Atlantic	5.9%	7.6%	5.1%	21.1%	96.9%	(0.4)%
Northeast	9.4%	8.2%	10.0%	17.6%	97.2%	0.0%
Southeast	10.0%	7.6%	11.1%	14.4%	96.3%	(0.6)%
Southwest	7.3%	3.2%	9.8%	9.0%	96.3%	(0.8)%
Other Markets	6.2%	2.9%	7.4%	7.0%	96.6%	(0.4)%
Total (Cash)	**6.9%**	**7.4%**	**6.7%**	**100.0%**	**96.6%**	**(0.4)%**
Total (Straight-Line)	**7.6%**	**7.4%**	**7.7%**	**-**	**-**	**-**

[1] Based on 2Q 2023 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results in Second Quarter 2023 versus First Quarter 2023

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	0.4%	5.1%	(1.2)%	30.9%	96.4%	0.0%
Mid-Atlantic	1.7%	6.0%	(0.1)%	21.1%	96.9%	0.3%
Northeast	1.3%	0.1%	1.9%	17.6%	97.2%	0.0%
Southeast	2.0%	1.4%	2.3%	14.4%	96.3%	0.2%
Southwest	0.5%	(3.5)%	3.0%	9.0%	96.3%	(0.3)%
Other Markets	2.1%	4.4%	1.3%	7.0%	96.6%	(0.4)%
Total (Cash)	**1.2%**	**2.6%**	**0.6%**	**100.0%**	**96.6%**	**0.0%**
Total (Straight-Line)	**1.1%**	**2.6%**	**0.5%**	**-**	**-**	**-**

[1] Based on 2Q 2023 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results YTD 2023 versus YTD 2022

Region	Revenue Growth	Expense Growth	NOI Growth	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	5.5%	5.9%	5.4%	31.2%	96.4%	(0.3)%
Mid-Atlantic	6.1%	5.3%	6.5%	21.1%	96.7%	(0.5)%
Northeast	9.2%	6.4%	10.8%	17.4%	97.2%	(0.1)%
Southeast	11.4%	8.7%	12.7%	14.3%	96.2%	(0.9)%
Southwest	8.9%	7.6%	9.7%	8.9%	96.4%	(0.8)%
Other Markets	6.4%	2.9%	7.8%	7.1%	96.8%	(0.2)%
Total (Cash)	**7.5%**	**6.3%**	**8.1%**	**100.0%**	**96.6%**	**(0.5)%**
Total (Straight-Line)	**8.6%**	**6.3%**	**9.6%**	**-**	**-**	**-**

[1] Based on YTD 2023 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Transactional Activity

As previously announced, during the quarter, the Company closed a $507.2 million joint venture with LaSalle Investment Management on behalf of an institutional client, retaining a 51 percent ownership in the four communities contributed as a seed portfolio. The value of the seed portfolio is based on a low-5% effective forward yield.

Subsequent to quarter-end, the Company entered into an agreement to acquire six communities totaling 1,753 apartment homes in exchange for $172.5 million of UDR Operating Partnership Units issued at $47.50 per unit, $20.0 million in cash, and the assumption of $209.4 million of below market debt at a weighted average coupon rate of 3.8 percent with a weighted average of 6.3 years to maturity. The table below summarizes this transaction.[1]

Transaction	Markets	Homes	Purchase Price ($M)	Property Debt Assumed ($M)	Age (Years)	Monthly Revenue per Occupied Home
6 communities	Dallas and Austin	1,753	$401.9	$209.4	5	$1,624

[1] Data as of June 2023.

"We are pleased to acquire these high-quality apartment communities with equity issued slightly above consensus NAV," said Tom Toomey, UDR's Chairman and CEO. "In-place controllable operating margins across these communities are approximately 800 basis points on average below UDR communities in the same markets, illustrating the potential to drive future upside after integrating UDR's industry-leading operating platform."

Due to the low initial margins at the acquired communities relative to the average margin across UDR's portfolio, the transaction is expected to be cash flow neutral in year 1 and accretive in year 2 as UDR initiatives are implemented. The transaction is expected to be slightly dilutive to FFOA per share in year 1 due to negative non-cash debt mark-to-market adjustments related to the significantly below-market-rate debt being assumed.

Development Activity and Other Projects

During the quarter, the Company achieved stabilization at Cirrus, a $101.9 million, 292-home apartment community the Company developed in Denver, CO.

At the end of the second quarter, the Company's development pipeline totaled $187.5 million and was 58 percent funded. The Company's active development pipeline includes two communities, one each in the Addison submarket of Dallas, TX, and Tampa, FL, for a combined total of 415 apartment homes.

At the end of the second quarter, the Company's redevelopment pipeline of 2,343 apartment homes, which includes a densification project that features the addition of 30 new apartment homes at one community, totaled $124.7 million and was 34 percent funded.

Developer Capital Program ("DCP") Portfolio

During the quarter, the Company funded a total of $38.8 million to pay down and extend the maturity dates of the senior construction loans affiliated with investments in 1300 Fairmount, Modera Lake Merritt, and Junction, which have a weighted average occupancy of 91 percent. The funded amounts will earn a projected initial contractual weighted average return rate of 9.4 percent, including a 9.5 percent return rate on 1300 Fairmount (8.5 percent prior), which could increase to 10.5 percent, or a projected contractual weighted average return rate of 9.9 percent at that time, if the developer exercises its option to extend the maturity date of the Company's loan.

At the end of the second quarter, the Company's commitments under its DCP platform totaled $520.9 million with a contractual weighted average return rate of 9.8 percent and a weighted average estimated remaining term of 3.0 years.

Capital Markets and Balance Sheet Activity

"Our investment grade balance sheet continues to improve, with net Debt-to-EBITDAre of 5.5x, which was lower by 0.7x versus a year ago," said Joe Fisher, UDR's President and Chief Financial Officer. "With minimal committed forward funding obligations, strong next 3-year liquidity, and our ability to source capital through joint venture and OP unit transactions, we can continue to opportunistically grow the Company and enhance stakeholder returns."

The Company's total indebtedness as of June 30, 2023 was $5.4 billion with no remaining consolidated maturities until 2024, excluding principal amortization and amounts on the Company's commercial paper program. As of June 30, 2023, the Company had $1.1 billion of liquidity through a combination of cash and undrawn capacity on its credit facilities. Please see Attachment 14 of the Company's related quarterly Supplement for additional details on projected capital sources and uses.

In the table below, the Company has presented select balance sheet metrics for the quarter ended June 30, 2023 and the comparable prior year period.

	Quarter Ended June 30		
Balance Sheet Metric	2Q 2023	2Q 2022	Change
Weighted Average Interest Rate	3.21%	2.85%	0.36%
Weighted Average Years to Maturity[1]	6.3	7.1	(0.8)
Consolidated Fixed Charge Coverage Ratio	5.0x	5.4x	(0.4)x
Consolidated Debt as a percentage of Total Assets	31.9%	33.6%	(1.7)%
Consolidated Net Debt-to-EBITDAre	5.5x	6.2x	(0.7)x

(1)　If the Company's commercial paper balance was refinanced using its line of credit, the weighted average years to maturity would have been 6.4 years with and without extensions for 2Q 2023 and 7.3 years without extensions and 7.4 years with extensions for 2Q 2022.

Dividend
As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the second quarter 2023 in the amount of $0.42 per share. The dividend will be paid in cash on July 31, 2023 to UDR common shareholders of record as of July 10, 2023. The second quarter 2023 dividend will represent the 203rd consecutive quarterly dividend paid by the Company on its common stock.

Supplemental Information
The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information
UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on July 27, 2023, to discuss second quarter results as well as high-level views for 2023. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through August 27, 2023, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13739887, when prompted for the passcode. A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

The full text of the earnings report and related quarterly Supplement will be available on the Company's website at ir.udr.com.

Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, including as a result of COVID-19, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, rising interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and DCP investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of June 30, 2023, UDR owned or had an ownership position in 58,412 apartment homes including 415 homes under development. For over 51 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.